

August 30, 2010

Mr. Duane C. Montopoli
Chief Executive Officer
Pennichuck Corporation
25 Manchester Street
Merrimack, New Hampshire 03054

     Re: Pennichuck Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 4, 2010
              Definitive Proxy Statement on Schedule 14A
              Filed March 26, 2010
              Form 10-Q for the Fiscal Period Ended March 31, 2010, as Amended
              Filed May 21, 2010
              Form 10-Q for the Fiscal Period Ended June 30, 2010
              Filed August 5, 2010
              File No. 000-18552

Dear Mr. Montopoli:

     We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 2

1. Here or in another appropriate place, please expand your discussion of the potential ramifications to your shareholders of (i) the consummation of a taking by eminent domain of the assets of your Pennichuck Water subsidiary and (ii) a settlement between you and the City of Nashua involving the acquisition of Pennichuck Corporation stock. In your discussion, please address for each scenario, among other relevant factors, the

likelihood that your business would liquidate and wind up, the amount of debt that would become subject to repayment, your ability to repay such debt, any amounts that shareholders are likely to be paid for the shares they hold, and any adverse consequences to shareholders. Please also consider the extent to which your risk factors need to be revised in accordance with this expanded disclosure.

Item 1A. Risk Factors, page 12

2. We note your statement in the Form 10-Q for the fiscal period ended March 31, 2010 that "an eminent domain taking would likely necessitate the winding up and liquidation of our entire business." In future periodic reports, please revise your risk factors to fully discuss this risk.

3. We note your statement on page 43 that "[n]on-performance by [y]our commodity suppliers can have a material adverse impact on [y]our results of operations, cash flows and financial position." Please revise your risk factors to fully discuss this risk.

We expect that all or substantially all of our then outstanding indebtedness…., page 14

4. Please revise this risk factor to disclose the amount of debt that you currently have outstanding, with a view toward informing investors of the likelihood of your ability to repay such debt should it become due in the event the City of Nashua acquires a significant portion of your assets by eminent domain.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Water Management Services, page 32

5. Please expand this section to more fully describe the changes that occurred in this segment during the relevant time period, including a discussion of expenses and costs, as well as the reasons for such changes. In this regard, we note that it is unclear from your current disclosure whether and to what extent the termination of the two contracts that ended in June and July 2009 was the cause of the decrease in operating income between 2009 and 2008.

Results of Operations – 2008 Compared to 2007

Water Management Services, page 35

6. Please explain the reasons that total operating expenses and maintenance costs increased from 2007 to 2008, and why professional, marketing and general administrative expenses and bad debt expenses decreased from 2007 to 2008.

Liquidity and Capital Resources, page 38

7. Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Please expand your disclosure to discuss the current and potential future impact on your liquidity and capital resources of the trends you have identified, including weather, amount and timing of rate increases, gains recognized on the sale of non-utility real estate and costs associated with your ongoing eminent domain proceeding, as well as of recent trends and conditions in the economic environment, including the financial and credit markets, giving particular consideration to the fact that your primary source of liquidity is cash flows from utility operations.

8. We note your statement that you "generated an aggregate $8.3 million" from 2007 through 2009 from a public offering of your common stock, DRCSPP and exercise of stock options. Please revise your disclosure to discuss how you used the proceeds of these offerings.

Environmental Matters, page 42

9. We note your statement that "increased monitoring and reporting standards have led to additional operating costs" for you. Please revise your disclosure to expand your discussion as to the material effects, if any, that compliance with environmental regulations may have on your capital expenditures, earnings and competitive position. Refer to Item 101(c)(1)(xii) of Regulation S-K.

Item 9A. Controls and Procedures, page 87

10. We note your disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective as of December, 2009 "to provide reasonable assurance that information relating to the Company. . . required to be included in [y]our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified…." Please confirm, if true, that your officers concluded that your disclosure controls and procedures also were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In addition, please revise your disclosure in future filings accordingly. Refer to Exchange Act Rule 13a-15(e). This comment also applies to your Forms 10-Q for the fiscal periods ended March 31, 2010 and June 30, 2010.

11. In addition, we note that your officers concluded that your disclosure controls and procedures "are effective to provide reasonable assurance…." Please confirm, if true, that your disclosure controls and procedures also were *designed* to provide reasonable assurance of achieving their objective. In addition, in future filings, revise your disclosure to indicate, if true, that your disclosure controls and procedures were designed to provide reasonable assurance of achieving their objective or, in the alternative, remove any reference to the level of assurance of your disclosure controls and procedures. This comment also applies to your Forms 10-Q for the fiscal periods ended March 31, 2010 and June 30, 2010.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners, page 12

12. Please revise your disclosure to clarify whether it includes shares each shareholder has the right to acquire within 60 days. See Item 403 of Regulation S-K.

Proposal One – Election of Directors, page 14

13. Please revise your disclosure to clarify the current employment of Messrs. Kreick and Davis. Refer to Item 401(e) of Regulation S-K.

Executive Compensation – Compensation Discussion and Analysis, page 22

14. You state that W.F. Conover III, Ltd. evaluated the competitiveness of the compensation packages of your executive officers. In addition, we note that each executive officer's salary is reviewed and adjusted annually, in part to ensure that it is competitive with peer companies, and that salaries were adjusted upward by 2% based on the data provided by your compensation consultants. Also, it appears that the decision to add restricted stock to your equity compensation award alternatives was based on Conover's determination that your total direct compensation to executive officers was below mid market competitive levels and that most organizations utilize restricted stock grants in their compensation packages. As it appears that you engage in benchmarking, please revise your disclosure to identify the benchmarks used in determining the various components of the executive compensation packages, as well as the components of such benchmarks, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

15. We note your statements that "bonuses paid to executives…are principally based upon the achievement of corporate earnings at levels that meet the Company's financial and business objectives," and that your "executive compensation structure is designed to reward executives for the achievement of both individual and corporate-level goals and objectives…[which] include…achieving or exceeding…OPBT and other financial targets, and…annually established performance metrics." In addition, we note that bonus determinations in 2009 were based on the "achievement of both corporate-level and

individual goals and objectives," that the determination of the CEO's bonus is based on "the Company's financial performance and the CEO's individual performance, in particular in relation to his goals and objectives for the year," and that under the 2010 Officer Bonus Plan officers may earn varying amounts based on "the Company's actual OPBT performance for the year in relation to the approved budget for the year." Please revise your discussion to disclose all performance targets utilized in 2009, and to be utilized in 2010, to determine the salaries, bonuses and other awards made to executive officers, whether those targets were met, and the manner in which those targets impacted the level of each form of compensation that was awarded to your named executive officers.

Severance and Change in Control Benefits, page 38

16. We note that you refer readers to the section "Executive Agreements" for a description of the definitions of the terms used in the column headings. However, the section "Executive Agreements" does not discuss the definitions of such terms. Please revise your disclosure to discuss the definitions of these terms. In addition, please expand your discussion of the potential payments resulting from a change in control of the company to explain how the possible liquidation of the company or sale of the company's stock to the City of Nashua as a result of the eminent domain dispute would be treated under the change in control provisions.

Certain Relationships and Related Party Transactions, page 38

17. Here or in another appropriate place, please provide the disclosure required by Item 404(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director